EXHIBIT 15.1

To the Board of Directors and Shareholders of

ETAO International Co., Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Etao International Group, subsidiaries, and variable interest entities (collectively the “Company”) for the periods ended June 30, 2022 and 2021, as indicated in our report dated November 1, 2022 because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
December 15, 2022	Certified Public Accountants
PCAOB ID No. 1171